Exhibit 21.1

Subsidiaries of the Registrant

Subsidiary	Jurisdiction of Organization

1. Index Oil & Gas, Ltd.	United Kingdom

2. Index Investments North America, Inc.	Delaware

3. Index Oil & Gas (USA), LLC	Delaware

4. Index Offshore, LLC	Delaware

5. Thai Pasta Enterprise Sdn. Bhd.	Malaysia